Exhibit 99.1

PRESS RELEASE

For Immediate Release

CORGENIX ANNOUNCES THE SUCCESSFUL COMPLETION OF PRIVATE PLACEMENT FINANCING REPRESENTING POTENTIAL GROSS PROCEEDS OF UP TO $5.1 MILLION

DENVER, COLORADO - May 23, 2005 /PR Newswire/ — Corgenix Medical Corporation (OTC-Bulletin Board: CONX) today announced the successful completion of private placement financing by selected institutional and accredited investors representing potential gross proceeds to the Company of up to $5,135,000.

The private placement consists of $3,420,000 in aggregate principal amount of Senior Convertible Term Notes due 2008, of which $2,420,000 was funded at closing with $250,000 of that amount held in a restricted cash account; $215,000 in common stock subscriptions funded at closing; and the potential for up to $1,500,000 in subsequent funding through additional investment rights exercisable for up to 270 days following the closing of the transaction.  Warrants to acquire approximately 7,700,000 shares were also provided to the participating investors.   With this funding, the Company has refinanced approximately $970,000 of existing debt and plans to use the balance of the net proceeds, after transaction fees and expenses, for key strategic initiatives, working capital and other general corporate purposes.

Ascendiant Securities LLC, an investment banking firm based in Irvine, California and Burnham Securities Inc. of New York served as placement agents.

In commenting about the financing, William H. Critchfield, Corgenix’s Senior Vice President and Chief Financial Officer, said “We are extremely pleased that we were successful in obtaining the interest and commitment of two highly regarded funds to lead the investment, both of which have been very active in health care industry investments. We expect that Corgenix will gain significant credibility by having these funds as investors and business partners, both currently and going forward. With the new financial resources available, the Company is actively working to accelerate several new product introductions, and evaluating and pursuing opportunities to grow our business in new markets and through selected strategic acquisitions.”

Additional information regarding the private placement will be provided in a Form 8-K filing to be made with the Securities and Exchange Commission.

About Corgenix Medical Corporation

Corgenix is a leader in the development and manufacturing of anti- Phospholipid test kits, being the first on the market with an FDA cleared assay for anti-Cardiolipin (aCL). The Company is based in metropolitan Denver and is focused on the development of specialized diagnostic kits for immunology disorders, vascular diseases and bone and joint disorders. Corgenix diagnostic products are commercialized for use in clinical laboratories throughout the world. More information is available at www.corgenixonline.com.

This announcement contains forward-looking statements.  Such forward-looking statements may relate to future events or the Company’s future performance, including: financial performance and projections; growth in revenue and earnings; and business prospects and opportunities.  Interested parties can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes”, “plans,” “projected,” “predicts,” “potential” or “continue” or the negative of these or similar terms.  In evaluating these forward-looking statements, interested parties should consider various factors, including “Risk Factors” as described in the Company’s periodic filings with the Securities and Exchange Commission.     The statements in this press release are made as of today, based upon information currently known to management, and the company does not undertake any obligation to publicly update or revise any forward-looking statements.

Complete copies of the Corgenix Medical Corporation Forms 10-KSB and 10-QSB are available at www.sec.gov. Copies and additional information can be obtained by contacting William Critchfield, Senior Vice President and Chief Financial Officer: phone (303) 453-8903, or e-mail at wcritchfield@corgenix.com.